

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

July 21, 2016

Timothy Miller
President
Texas Republic Capital Corporation
115 Wild Basin Road
Suite 306
Austin, Texas 78746

> **Re:** **Texas Republic Capital Corporation**
> **Registration Statement on Form 10**
> **Filed April 29, 2016**
> **File No. 000-55621**

Dear Mr. Miller:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Lee Polson, Esq.